FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED

2007 AUG -8 A 6:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, August 03, 2007

BEST AVAILABLE COPY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

07025814

Re.: Submission of Documents pursuant
~~Corporación Financiera Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)
Corporacion Financiera Del Valle SA

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Calling together to the Common Assembly Meeting.
   The Board of Directors approved the calling together to the General Assembly Meeting of Common Shareholders to be held next August 31, 2007 at 3:00 p.m.

2. Calling together to the Common Assembly Meeting.
   On July 31st The General Assembly Meeting of Common Shareholders was convoked through La Republica and El Pais newspapers.

3. Profit or Loss project to be submitted to the Assembly Meeting.
   The Board of Directors approved the profit distribution, as of June 30, 2007, that will be available to the General Assembly Meeting of Common Shareholders.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Dlw 8/9

Amalia Correa Young
Vicepresident

Corficolombiana
Nit 890.300.653-6

FILE No. 82343

RECEIVED

OFFICE OF ... CORPO...

RIDER 2

Calling together to the Common Assembly Meeting.

On July 31st The General Assembly Meeting of Common Shareholders was convoked through La Republica and El Pais newspapers.

Corficolombiana
NIt 890.300.653-6

FILE No. 823437

THE PRESIDENT OF

CORPORACIÓN FINANCIERA COLOMBIANA S.A.

IS HEREBY CALLING TOGETHER

To the General Assembly Meeting of Common Shareholders to be held on the 31st of August at 3:00 p.m., at Calle 26A No. 13A - 10 Salón Conquistadores A in the city of Bogotá.

Any shareholder who may not personally attend the meeting is kindly requested to appoint proxies through a written communication sent to CFC President, indicating the proxy's name, the individual to whom the proxy may substitute his powers and the type of shares represented.

The documents and books required by the law are available to the shareholders at the office of CFC General secretary within 15 days before the Assembly meeting.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogotá, July 31, 2007

Corficolombiana

TELECOMUNICACIONES. Se convirtió en el único accionista de Orbitel y Emtelco

Las utilidades de UNE-EPM se elevaron 113 por ciento

Medellín
El Colombiano

Los ingresos de Une EPM Telecomunicaciones crecieron el 14 por ciento en el primer semestre de 2007 y estuvieron cercanos a los 400 mil millones de pesos. Entre tanto, las ganancias fueron por 106.100 millones de pesos, superiores en 113 por ciento frente a 49.785 millones que había obtenido en el primer semestre de 2006, cuando todavía operaba en el seno de EPM.

El reporte a la Superintendencia Financiera indica que las utilidades de 2006 fueron por 193.439 millones de pesos, de los cuales 143.654 millones se lograron en el segundo semestre (sobre ingresos totales por 402.877 millones), que fue el primer ejercicio semestral de la empresa la cual, justamente, está cumpliendo un año de operaciones. El ebitda fue de 238.610 millones de pesos en diciembre de 2006 (aumento del 18 por ciento) y, en junio de 2007, logró 233.811 millones (con crecimiento del 19 por ciento).

Otros resultados:

En este primer año de operaciones, Une ha logrado la consolidación de buena parte de sus inversiones, según su presidente, Alejandro Ceballos Zuluaga.

Se convirtió en el único accionista de Orbitel y Emtelco, que prestan servicios diferentes pero complementarios con los de Une "y necesarios para enfrentar el nuevo orden competitivo", dijo Ceballos. Las dos empresas están en proceso de fusión por absorción -ya autorizada por la Superintendencia de Sociedades- y hoy mismo se está venciendo el plazo interno que se había fijado para que queden definitivamente integradas.

Además, adquirió lo que tenía el Municipio de Manizales en Emtelsa y quedó con el 99,9 por ciento del capital -la empresa mantiene su operación independiente, como una filial-, pero no logró consolidar el mismo proceso en la Empresa de Telecomunicaciones de Pereira (ETP). No logró acuerdo con el Municipio de Pereira para comprarle el 43,84 por ciento de las acciones y siguen como socios (lo mismo que en EPM Bogotá, donde la ETP tiene el 9,91 por ciento) y tampoco se conoce ningún adelanto para negociar el 44 por ciento de las acciones de Edatel, en poder del Departamento de Antioquia (19,80 por ciento) y de otros accionistas privados.

Pero el 15 mayo había firmado la promesa de compraventa para adquirir el ciento por ciento de las compañías de televisión por cable Costavisión, de Cartagena, y TV Cable Promisión, de Bucaramanga, negocio en proceso.



ARCHIVO
El presidente de UNE-EPM Telecomunicaciones, Alejandro Ceballos Zuluaga, dijo que la compañía adquirió lo que tenía el Municipio de Manizales en Emtelsa.

Duff & Phelps le otorgó a Une la calificación Triple A

"La calificación asignada refleja la solidez financiera de la recién constituida EPM Telecomunicaciones, que se evidencia en una relación de deuda-Ebitda de 0,3 veces a marzo de este año, en la actual posición competitiva de la empresa fortalecida por la inminente fusión con Orbitel y Emtelco y en la calidad de su administración". Los resultados de este primer año de Une serán analizados hoy en el Concejo de Medellín, a donde está citado Alejandro Ceballos, por iniciativa del presidente de la corporación, Mauricio Tobón Franco.



BLOOMBERG
El precio del crudo en Nueva York se cotiza en sus niveles máximos. El trigo ha subido 31 por ciento en 2007, mientras que el cobre ha aumentado 24 por ciento.

BOLSA. Nuevos servicios administrativos

Morgan Stanley planea duplicar los ingresos

Nueva York

Morgan Stanley, la segunda casa de bolsa más grande de Estados Unidos, planea duplicar sus ingresos por negociaciones de materias primas en los próximos tres años, porque los crecientes precios están impulsando la demanda de servicios de administración de riesgo.

"El movimiento y la importancia de las materias primas va a seguir expandiéndose y desarrollándose", dijo en una entrevista en Londres Marc Mourre, director mundial de comercialización de materias primas. "Estamos en un ciclo que continuará siendo alcista para las materias primas en general", dijo.

El banco, cuya sede se encuentra en Nueva York, tiene unas 320 personas en la división de operación, ventas y comercialización mundial de materias primas tras

Morgan Stanley y Goldman Sachs Group Inc., las mayores casas de bolsa de Wall Street en los mercados de materias primas, representaron alrededor de la mitad de los US$12.000 millones que los bancos y corredurías generaron con la negociación de energía y materias primas el año pasado, según Ethan Ravage, consultor en San Francisco del sector de servicios financieros.

La comercialización de materias primas ha crecido entre los bancos porque los precios récord del petróleo, níquel y otras materias primas aumentaron la demanda de servicios de administración de riesgo de empresas de electricidad, aerolíneas y fábricas. Goldman y Morgan Stanley ocuparon los primeros lugares como operadores de energía entre los bancos el año pasado, según un estudio de la consultoría de servicios financie-

ENERGÍA. Los beneficios de la compañía ascendieron 62 por ciento en el primer semestre

Isagen con resultados positivos

BEST AVAILABLE COPY

La ganancia operacional fue de 593,933 millones de pesos

Los resultados presentados por Isagen están impactados significativamente por las operaciones efectuadas en el segundo semestre de 2006, que permitieron el ingreso al Grupo Empresarial ISA de ISA Capital do Brasil y la Companhia de Transmissão de Energia Elétrica Paulista –CTEEP-, lo cual afecta el comparativo de la información 2006 - 2007. La utilidad operacional por su parte ascendió a 593,933 millones de pesos,

La tercera mayor generadora : energía del país, incrementó otablemente sus resultados en primer semestre, lo cual causa xpectativa dentro de las personas ue compraron, recientemente, s títulos de la firma. Se espera ue el comportamiento de la ción en bolsa de la empresa nga un buen desempeño tras sta noticia.

Según reporte de la compañía en s seis primeros eses del año canzo ingresos or 527.710 mines de pesos utilidades nes del orden de).080 millones, periores en un 2 por ciento ente al mismo eríodo del año nterior.

> **18,62** por ciento fue lo que la compañía generó en energía para Colombia, gracias a sus plantas hidráulicas disponibles.

El geren- : General de . energética, uis Fernando Rico Pinzón, explicó que, además, se obtuvo una utilidad operacional de 165.522 millones de pesos, superior en 15,19 por ciento respecto al primer semestre de 2006.

El buen comportamiento de la compañía en gran parte se logró por la alta disponibilidad de su parque de generación.

Durante el periodo, la compañía generó el 18,62 por ciento de la energía de Colombia, gracias a una disponibilidad del 85,78 por ciento de sus plantas hidráulicas San Carlos, Jaguas, Calderas y Miel I. A su vez, se dio una disponibilidad del 87,34 por ciento de su central térmica Termocentro, localizada en el municipio de Cimitarra – Santander.

La firma realizó transferencias por valor aproximado de 15.109 millones de pesos a los municipios y corporaciones autónomas regionales, cifra superior en un 14 por ciento respecto al otorgado el año anterior. Los mayores aportes son producto del buen desempeño económico.

Rico señaló que los resultados registrados son reflejo del crecimiento y la solidez de la compañía y del sector energético colombiano, y los movimientos que realiza la compañía en países de América Latina como Brasil y Perú.

El Grupo Empresarial ISA obtuvo al cierre del primer semestre una utilidad neta que ascendió a $89,385 millones, la cual representa una disminución del 43% con respecto al mismo período del año anterior, explicada especialmente por los mayores gastos financieros para adquisición de inversiones y la amortización de los créditos mercantiles de estas inversiones.

Las ganancias que representan, un monto superior a 117 pro ciento reportado el mismo periodo del año anterior. Esta variación se explica por el ingreso al Grupo Empresarial de las empresas de Brasil y de Transmantaro en Perú.

María Gladys Escobar

EL PRESIDENTE DE LA

CORPORACIÓN FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General Ordinaria de Accionistas el 31 de agosto de 2007 a las 3:00 p.m., en la Calle 26 A No. 13A - 10 Salón Conquistadores A de la ciudad de Bogotá.

Los accionistas que no concurran personalmente, podrán designar apoderados que los representen mediante escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los libros y documentos que ordena la ley se encontrarán a disposición de los accionistas en las oficinas del Secretario General de la Corporación, durante los quince días hábiles anteriores a la fecha de la celebración de la Asamblea.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, 31 de julio de 2007

Corficolombiana

Secretaría Gobierno

FONDO DE DESARROLLO LOCAL DE TEUSAQUILLO

AVISO

Se informa a todas las personas interesadas, posibles proponentes, personas naturales, personas jurídicas, consorcios, uniones temporales, veedurías ciudadanas y a la comunidad en General, que el Fondo de Desarrollo Local de Teusaquillo esta interesado en seleccionar en condiciones de igualdad los proponentes que ejecuten el siguiente objeto contractual:

LICITACION	OBJETO	PLAZO	CUANTÍA	FECHA APROXIMADA DE APERTURA
FDLT-LIC-001-07	Contratar la ejecución del proyecto cultural denominado: "Forjar en Teusaquillo una cultura de todos para Todos", componente "Espacio de Encuentro Cultural para la generación de Tejido Social"	Cuatro (4) meses	$134.589.400	14 de agosto de 2007

Fecha aproximada y lugar de cierre para todos los procesos: 27 de Agosto de 2007. Fondo de Desarrollo. Local de Teusaquillo, Calle 39B No. 19 – 46, Teléfono 2870094. La consulta de los prepliegos se podrá realizar a través de la página web: www.bogota.gov.co/contratacion.

Alcaldía Local de Teusaquillo.

Bogotá sin indiferencia

ALCALDÍA MAYOR DE BOGOTÁ D.C.
Secretaría Distrital de
PLANEACIÓN

AVISO DE PRENSA No. 1

CONCURSO PUBLICO DE MERITOS SDP-CP-009 DE 2007

OBJETO: La Secretaria Distrital de Planeación está interesada en adelantar la contratación para "CONSTRUIR DOCUMENTOS SOCIOECONÓMICOS DE APOYO A LA DIRECCIÓN DE ESTRATIFICACIÓN SOCIOECONÓMICA DE FINCAS Y VIVIENDAS DISPERSAS DE BOGOTA."		
Plazo de la Licitación	De 14 de Agosto a 24 de Agosto de 2007	
Acto de Apertura	Fecha	14 de Agosto de 2007
AUDIENCIA DE ACLARACIONES:	Fecha y hora:	16 de Agosto de 2007 - 10:30 a.m.
	Lugar:	Secretaría Distrital de Planeación, Carrera 30 No 24-90 Piso 8
PRESUPUESTO OFICIAL:	$200.000.000,oo M/CTE. incluido IVA.	
EL DISTRITO CAPITAL – SECRETARÍA DISTRITAL DE PLANEACIÓN SE PERMITE CONVOCAR A TODAS LAS VEEDURÍAS CIUDADANAS PARA REALIZAR EL CONTROL SOCIAL A ESTE PROCESO DE CONTRATACIÓN, DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 66 DE LA LEY 80 DE 1993 Y EL ARTICULO 9 DEL DECRETO 2170 DE 2002.		
CONDICIONES PARA PARTICIPAR:	➢ Habilidad para contratar con entidad. ➢ Objeto social compatible con e que se va a contratar. ➢ Vigencia de la empresa por plazo del contrato y un (1) año más. ➢ Autorización para licitar y contratar. ➢ El proponente deberá contar con experiencia específica similar. ➢ El proponente deberá estar inscrito en al R.U.P. (Cámara de Comercio)	
VALOR DEL PLIEGO:	Original: $100.000,oo M/CTE. No reembolsables	
VENTA:	Carrera 30 No. 24-90 Piso 1 – Tesorería Distrital.	
FECHA DE CIERRE	24 de Agosto de 2007 – 3:00 p.m.	
CONSULTA DE LOS PLIEGOS DEFINITIVOS EN PÁGINA WEB	Desde el 14 de Agosto de 2007 www.bogota.gov.co/contratacion	

Bogotá sin indiferencia

República de Colombia
Ministerio de Educación Nacional
Subdirección de Contratación y Gestión Administrativa
LICITACION PÚBLICA LP-MEN-013 DE 2007
ÚNICO AVISO

En cumplimiento de lo dispuesto por el artículo 30 de la Ley 80 de 1993

LP-MEN-013 DE 2007

OBJETO: Implantar un modelo único de gestión de las historias laborales del personal administrativo y docente activo en un grupo de secretarias de educación participantes en el proyecto de modernización

PRESUPUESTO TOTAL ESTIMADO: El presupuesto oficial, incluyendo el IVA es de MIL CUATROCIENTOS MILLONES DE PESOS ($ 1 400.000 000)

PUBLICIDAD DEL PROYECTO DE PLIEGOS DE CONDICIONES Desde el día 31 de julio de 2007 se publican los borradores en la pagina del Portal Unico de Contratación www.contratos.gov.co

APERTURA: El 10 de agosto de 2007

AUDIENCIA DE ACLARACIONES A LOS PLIEGOS DE CONDICIONES: El 14 de agosto de 2007 a las 3:00 p.m., se realizará una audiencia explicativa para precisar el contenido y alcance de los pliegos de condiciones, en las salas de audiencias del primer piso del Ministerio de Educación Nacional, ubicado en la Calle 43 No. 57-14 CAN, Edificio Ministerio de Educación Nacional, Bogotá D C

EN EL PROCESO PODRAN PARTICIPAR: Personas naturales o jurídicas, individualmente o bajo la forma de Unión Temporal o Consorcio, siempre que estén debidamente constituidas para ejercer el objeto a contratar y no estén incursas en inhabilidades o incompatibilidades para contratar señaladas por la constitución y la Ley, con capacidad estatutaria para presentar oferta y desarrollar la actividad a contratar, que presenten garantía de seriedad de la oferta, y que efectúen la propuesta de acuerdo con las condiciones sustanciales establecidas en los pliegos de condiciones.

CONSULTA DE LOS PLIEGOS DE CONDICIONES: Los pliegos de condiciones se podrán consultar de lunes a viernes en el horario de 08:00 a.m. a 5:00 p.m , hasta el ULTIMO DÍA HÁBIL ANTERIOR AL CIERRE DE LA LICITACIÓN, en la Calle 43 No. 57-14 CAN, Edificio Ministerio de Educación Nacional, primer piso, Subdirección de Contratación y Gestión Administrativa, en la Ciudad de Bogotá D C. De igual manera podrán ser consultados en Internet en la dirección www.contratos.gov.co

CIERRE: El 21 de agosto de 2007, a las 4:00 p.m., en la Calle 43 No 57 -14 CAN, Bogotá D C. Edificio Ministerio de Educación Nacional, primer piso, Sala de Contratación de la Unidad de Atención al Ciudadano.

VEEDURÍA CIUDADANA: Se convoca a las Veedurías Ciudadanas interesadas en desarrollar su actividad, conforme al artículo 9º del Decreto 2170 de 2002.

CRITERIOS DE ADJUDICACIÓN: Definidos en los pliegos de condiciones
Evaluación Jurídica
Evaluación Financiera.
Calificación Técnica.
Calificación Económica

Mayor información a través de la página www.contratos.gov.co portal único de contratación.
Gobierno en línea

Celebridad india en el mundo financiero
Madhusudhan Kela, un gestor de fondos en India, goza de una fama comparada con la de cualquier "estrella de rock" por los altos rendimientos que su fondo ha alcanzado en ese país.
>6A



Oriente Medio recibe US$43 mil millones
Estados Unidos enviará paquetes de ayuda a Oriente Medio por 43 mil millones de dólares, en un esfuerzo por potenciar a sus aliados árabes.
>5A

- Incertidumbre por los suministros impulsan el valor de
- Reunión acalla los rumores de enfriamiento de las relac
- El índice subió 13 por ciento en la última semana

Néstor Kirchner visita México



REUTERS

El presidente de México, Felipe Calderón, y su homólogo argentino, Néstor Kirchner, brindan durante la visita oficial en México D.F.

HIDROCARBUROS. Precios actuales operan siete dólares por encima del valor real

El Brent cierra a 75,74 dólares

Nueva York

El petróleo cayó por una toma de ganancias luego de que las *preocupaciones en torno a los* suministros impulsaron los precios a más de 77 dólares el barril la semana pasada.

El crudo estadounidense perdió *19* centavos, a *76,83 dólares* el barril, tras haber ganado 2,07 dólares el viernes.

En el mercado de futuros de Londres, el crudo Brent de Londres retrocedió 52 centavos, a 75,74 dólares el barril, luego de que el referencial del Mar del Norte cayera la semana pasada a un descuento frente al crudo estadounidense tras una reducción en los inventarios de petróleo del *país norteamericano*.

"Intentamos retroceder por una toma de ganancias tras el avance del viernes", dijo Mike Zarembksi, analista de materias *primas para OptionsXpress*.

Las inquietudes en torno a la caída de las existencias en Cushing, Oklahoma, el punto de entrega de los contratos a futuro transados en la Bolsa Mercantil de Nueva York, ayudaron a impulsar los precios la semana pasada.

El mercado recibió mayor soporte por los pronósticos de que los suministros tendrán problemas para mantener este año el ritmo de la demanda, debido a que analistas recortaron sus estimaciones para la producción de los países que no integran la Organización de Países Exportadores de Petróleo (Opep).

Inquietud

El secretario general de la Opep, Abdulla al-Badri, dijo que los actuales precios operaban cerca de siete dólares por encima del valor real del mercado ante las preocupaciones por la seguridad de los suministros.

Los datos seman
los inventarios estad
mostraron el miércol
tercer declive consec
existencias de crudo
dijeron que las restri
suministro por parte
asegurarían más red

"Existe un sustan
alcista para los prec
este invierno boreal,
no expande la pr
sostuvo en un inform
Blanch, jefe de in
de materias primas
Lynch.

BILATERAL. Los presidentes dieron una muestra de unidad sobre Irak y la paz en Oriente Medio

Bush y Brown le apuestan a Doha

REUTERS
Washington

Estados Unidos y Gran Bretaña son optimistas y piensan que los miembros de la Organización *Mundial del Comercio (OMC)* pueden alcanzar el muy ansiado acuerdo en la ronda de negociaciones comerciales de Doha, dijeron los líderes de ambos países.

"El presidente y yo estamos unidos para buscar una rápida conclu-


CAMP DAVID

UE ofre recorta arancel banano

Bruselas

Negociadores d
Europea ofrecieron
aranceles a las im
de banano de Amé
en un intento por a
portadores clave co
y Panamá y persu
que abandonen s
comerciales.

David, en Maryland.

"Acordamos que se incrementará el contacto entre ambos líderes de manera tal de estar listos para finalizar rápidamente un acuerdo en el futuro cercano", dijo Brown.

Los negociadores han buscado superar un estancamiento prolongado por el comercio agrícola y manufacturero para alcanzar un nuevo acuerdo comercial global, que apunta a reducir barreras comerciales e incorporar aún más a los países en desarrollo a la economía mundial.

Brown afirmó que había hablado en días recientes con líderes como el presidente brasileño, Luiz Inácio Lula da Silva; el primer ministro indio, Manmohan Singh, y el director de la OMC, Pascal Lamy.

Bush agregó que él también era optimista de estar cerca de un acuerdo en las conversaciones, que ya llevan casi seis años. "Si realmente estamos interesados en erradicar la pobreza, es importante para nosotros ser exitosos en la Ronda de Doha", dijo el primer mandatario estadounidense.

La Ronda de Doha de negociaciones comerciales fue lanzada en 2001 en Qatar.



La química entre Gordon Brown, primer ministro de Inglaterra, y su par estadounidense George W. Bush, es menor a la que existía entre este último y Tony Blair.

EXECUTIVE SUMMARY

Optimism about Doha deal

The United States and Britain are optimistic World Trade Organization members can reach a long-sought agreement in the Doha round of world trade talks, President George W. Bush said yesterday. British Prime Minister Gordon Brown understands "that if we're really interested in eradicating poverty, it's important for us be successful in the Doha round," Bush said at a joint news conference with Brown. "Gordon Brown brought some interesting suggestions on the way forward. He's optimistic that we can conclude the Doha round, as am I," Bush said.

Los presidentes de Inglaterra y de los Estados Unidos dieron una muestra de unidad sobre Irak y la promoción de la paz en Oriente Medio, intentando acallar los rumores de un enfriamiento de las relaciones entre ambos.

Después de una serie de informaciones que el nuevo primer ministro británico iba a intentar distanciarse de Bush y retirar sus tropas de Irak, ambos demostraron que podrían forjar fuertes lazos.

Brown no hizo ninguna promesa sobre cuánto tiempo permanecerán los soldados británicos en Irak y se limitó a decir que la decisión de entregar el control de la provincia de Basora en la que se encuentran a las tropas iraquíes se basará en razones militares.

"No tengo ninguna duda de que Gordon Brown entiende que el fracaso en Irak sería un desastre para la seguridad de nuestros países", declaró Bush.

El presidente estadounidense agregó que su relación con Brown será "estratégica y constructiva para el bien de nuestros pueblos".

La química entre ambos era claramente menor que la que existía entre Bush y el predecesor de Brown, Tony Blair.

Por ejemplo, a diferencia de la vestimenta informal que solían utilizar en sus reuniones, esta vez Bush y Brown salieron con traje y corbata y el británico parecía adusto.

Brown le dijo que su país quiere trabajar con los Estados Unidos en "todos los grandes retos", como el terrorismo internacional, Oriente Medio o el cambio climático.

Con respecto a Irán, ambos estuvieron de acuerdo en la necesidad de impulsar la aplicación de sanciones más severas contra la república islámica por sus ambiciones nucleares.

El Consejo de Seguridad de Naciones Unidas ha impuesto a partir de diciembre dos rondas de sanciones contra Irán por su negativa a suspender sus labores de enriquecimiento de uranio.

"Estamos de acuerdo en que las sanciones están funcionando y el próximo paso para el que estamos preparados es el endurecimiento de las sanciones con una nueva resolución de Naciones Unidas", afirmó Brown.

Hoy Brown dará un discurso ante la ONU.

do sobre los aranceles con vario[s] países de América Latina con l[a] perspectiva de recortar eventualmente la tarifa que deben paga[r] las frutas latinoamericanas.

Actualmente, en un intent[o] por frenar esos reclamos y l[a] posibilidad de que se desate un[a] "guerra bananera", la Comisión propuso dos opciones para reduci[r] los aranceles. La tarifa, que entró en vigencia en enero de 2006, es de 176 euros (240 dólares) la tonelada, arancel que según los exportadores latinoamericanos es demasiado elevado y discriminatorio.

"Una opción depende de si se logra un acuerdo en la ronda de Doha y la otra de si no es alcanzado", dijo una fuente de la industria. "Se trata de una tasa de 123 euros la tonelada durante cinco años", amplió.

A la Comisión le gustaría resolver la disputa arancelaria dentro de un acuerdo más amplio en la ronda de Doha de la OMC, donde la UE ofreció recortes arancelarios agrícolas en general, dependiendo de lo que sus principales socios comerciales estén dispuestos a dar.

REUTERS

BOLSA. Buenas perspectivas de ganancias semestrales mueven los títulos

Shanghai Composite marca récord

Shanghai

El principal índice de acciones de China subió 2,2 por ciento y cerró en un nuevo récord, debido a una fuerte demanda de papeles de siderúrgicas y productores de carbón, ante las buenas perspectivas de sus ganancias semestrales.

El índice Shanghai Composite cerró a 4.440,769 puntos, tras tocar un máximo intradiario de 4.450,188 unidades. Las acciones que subieron superaron a las que bajaron por 764 a 95.

El volumen de negocios con acciones clase A subió a 151.700 millones de yuanes, es decir, 20 mil millones de dólares, respecto de los 135.900 millones de yuanes del viernes. Sin embargo, se mantuvo por debajo del nivel de 200 mil millones de yuanes registrado durante las escaladas de mayo y junio.

Alza

El índice ha subido más de 13 por ciento en los últimos siete días de operaciones, impulsado por el inicio de la temporada de resultados del primer semestre de las empresas.

Los analistas dijeron que el índice mantendría la tendencia alcista si no se registraban cambios en la política del gobierno.

Muchos operadores esperan que alcance los 4.500 puntos en el corto plazo.

La debilidad de Wall Street no está teniendo un impacto significativo porque las inversiones extranjeras son apenas una pequeña fracción del mercado chino y porque no está claro que la desaceleración de la economía estadounidense sea lo suficientemente fuerte como para golpear a China.

REUTERS

Por sexta vez en el año, el Gobierno reduce préstamos bancarios

El gobierno de China redujo los préstamos bancarios por sexta vez este año para enfriar la economía después de haber logrado la expansión más rápida desde 1994. Los bancos deben separar 12 por ciento de los depósitos que reciben y calificarlos como reservas a partir del 15 de agosto. En la actualidad, el porcentaje separado como reserva es de 11,5 por ciento, comunicó el Banco Popular de China en su sitio de Internet.

MARCHA POR LA PAZ. Mañana, Gustavo Moncayo llegará a la Plaza de Bolívar de Bogotá, después de 800 kilómetros y 45 días de recorrido, desde Sandoná

"Regresaré cuando liberen a mi hijc

Familiares de los secuestrados respaldaron la decisión del profesor de acampar en la F Bolívar hasta ver resultados. Para el ministro Carlos Holguín, "la caminata de paz se cor en un problema de orden público". "Una sola golondrina no hace verano", dice la Iglesia



Gustavo Moncayo se ha convertido en un símbolo para la paz y afirma que no descansará hasta abrazar a su hijo. COLPRENSA | EL PAÍS

Resumen de agencias

Bogotá. El profesor Gustavo Moncayo aseguró que a partir de mañana, cuando corone su caminata por la paz en Bogotá, se tomará indefinidamente la Plaza de Bolívar hasta lograr la libertad de su hijo Pablo Emilio, secuestrado en 1997 por las Farc.

Según Moncayo, su cruzada de 800 kilómetros no puede finalizar al reunir al presidente Álvaro Uribe Vélez y a todos los "entendidos del acuerdo humanitario" para entregarles las firmas que recaudó en los cuatro departamentos que recorrió.

"No tiene sentido entregar las firmas y regresar a Sandoná (Nariño). Vamos a tomarnos la Plaza y haremos un pulso entre el Gobierno, el pueblo y la guerrilla, a ver quién tiene más fuerza", sostuvo Moncayo ayer a su salida de Fusagasugá, desde donde partió con destino a Subia, Cundinamarca.

Mañana, después de 45 días de marcha, 'El Caminante de la Paz' llegará a Bogotá para entrevistarse con 17 embajadores de varios países en la sede del Episcopado y así continuar su lucha por el intercambio humanitario.

"Debemos, además, armar una carpa en la Plaza de Bolívar para buscar una reunión con Álvaro Leyva; el periodista Carlos Lozano; el alcalde de Bogotá, Luis Eduardo Garzón, y el gobernador del Valle, Angelino Garzón, para crear la comisión del acuerdo", manifestó.

La decisión de Moncayo fue bien recibida por los familiares de los once diputados del Valle asesinados por las Farc, quienes la entienden como un nuevo esfuerzo del profesor para flexibilizar las posiciones en torno al intercambio humanitario.

> "Ojalá cuando Moncayo llegue a Bogotá las Farc liberen a sus rehenes y nos den la lista de los prisioneros que quieren que liberemos".
>
> CARLOS HOLGUÍN SARDI, ministro del Interior.

El dato clave

■ Gustavo Moncayo descartó la propuesta de algunos países de continuar la marcha por la paz en sus territorios, pues aseguró que estos esfuerzos deben hacerse en Colombia, donde existen miles de personas secuestradas.

Asimismo, Lucy de Gechem, esposa del secuestrado Jorge Eduardo Gechem, manifestó que durante la estadía de Moncayo en la Plaza de Bolívar ella lo acompañará.

"Agradezco inmensamente todo lo que se haga ı una negociación, eso bienvenido", agregó.

Por su parte, el Go cional se manifestó er do con la idea del p tomarse la Plaza de I

Según el ministro c Carlos Holguín Sar(conveniente que un g altruista y patriótico (ha realizado 'El Cam la Paz' sea politizadc volviéndose un probl den público, a toda conveniente en un pe toral".

Aunque la Iglesia fe gió la lucha del pro alcanzar la firma d humanitario, se most timista con su decis marse la Plaza de Bo

"Hay que reconoc cayo por esa odisea ı los secuestrados, per es que una sola gol hace verano", dijo Fabián Marulanda, de la Conferencia Ep

JUSTICIA. Congresista preso por parapolítica podría quedar en libertad gracias a una acción de tutela

Magistrados definirán hoy suerte del senador Luis Eduardo Vives

la Judicatura decidirá hoy si el senador Luis Eduardo Vives Lacouture, detenido el pasado 15 de febrero por presuntos nexos con los paramilitares, recupera su libertad gracias a una acción de tutela.

La decisión de la liberación de Vives depende de si los magistrados del tribunal aceptan o no que la Sala Penal de la Corte Suprema de Justicia incurrió en un error al sustentar la detención del parlamentario en normas legales que no estaban vigentes.

Así lo demuestra un proyecto de fallo conocido por Colprensa y el cual será sometido hoy a la aprobación de los magistrados trada Leonor Perdomo, ponente de la decisión, le da la razón al abogado Jaime Granados, quien consideró que el delito con base en el cual se ordenó la detención del congresista dejó de existir desde que entró en vigencia la Ley 1121 del 2006.

"Una cosa es que la nueva ley (1121) castigue el concierto para el financiamiento del terrorismo y la administración de recursos relacionados con esta actividad, y otra muy distinta que la conducta de organizar, promover, armar o financiar grupos armados al margen de la ley, de la noche a la mañana, se haya convertido en un concierto para el financiamiento del terrorismo defendido el referido delito, violó el principio de legalidad. "La Sala Penal de la Corte se abrogó la función de la Rama Judicial para introducir solapadamente, y por vía de jurisprudencia, un delito que no existe en Colombia", señala Granados.

Esta acción se convierte en un intento más del jurista Jaime Granados por lograr la libertad del parlamentario, después de que intentara diferentes acciones ante las salas Penal y Civil de la Corte Suprema, las cuales no tuvieron eco.

El proyecto de fallo, que deberá ser decidido hoy, podría sufrir modificaciones durante el debate en el interior de la sala extraordinaria.



Senador Luis Eduardo Vives Lacouture.

Vives fue asegurado por la Corte Suprema, señalado de recibir apoyo de los paramilitares para las elecciones del 2002.

ignificó un crecimiento 'el 54,55% frente a los ecursos colocados a junio lel 2006. El número de réditos en poder de los :lientes aumentó a 9.453.

papeles en Estados Unidos y Japón, lo que presionaría al dólar a la baja.

Según el jefe de investigaciones económicas de la firma Visión de Valores, Diego Pulido, la reacción del mercado ayer se explica en el hecho de que gran cantidad de negociadores no tenía prevista el alza de tasas decretada por el Emisor.

En efecto, la incertidumbre es hoy un factor determinante en

ha caído el precio del dólar en el presente mes. La tasa oficial de la divisa para hoy se sitúa en $1.971,80.

las negociaciones con la divisa estadounidense, no sólo por los factores internos, sino también por el temor a una crisis financiera internacional.

Para algunos analistas, si la una mayor aversión al riesgo por parte de los inversionistas.

Para el vicepresidente de riesgo del Grupo Stanford, Álvaro Cámaro, si el entorno externo no mejora, es posible que la divisa llegue nuevamente a niveles de $2.000 en el corto plazo.

"Si bien la lógica dice que a mayores tasas de interés llegan más recursos a Colombia, esta situación es solamente posible si no hay un comportamiento tan Dane, que revelará el miércoles próximo la cifra de inflación del mes de julio.

Si el dato del séptimo mes del año muestra una tendencia a la baja, como se espera, es probable que el peso continúe fortaleciéndose frente al dólar.

Ello en razón a que los inversionistas estarían dispuestos a apostar por activos que reflejen el buen momento de la economía.

... tienen.

Ternet señaló que esto ocurre por la falta de programas de apoyo para que aprendan a adaptar sus productos y servicios a las exigencias técnicas de mercados internacionales.

El programa será realizado por la Universidad Nacional Abierta y a Distancia durante un periodo de 42 meses.

reseña económica

DANE

Presidente del Cómite de la CEA

La Conferencia Estadística de las Américas de la Cepal, reunida en Santiago de Chile, eligió al director del Dane, Ernesto Rojas Morales, como nuevo presidente del Comité Ejecutivo de la CEA-Cepal, encargado de programar las actividades de cooperación en materia estadística cada dos años.

Asimismo, la entidad y la Cepal firmaron un convenio marco con el fin de promover el intercambio de apoyo técnico.

Dentro de las funciones del Comité está la de dirigir por dos años un programa de actividades de cooperación regional e internacional en materia de estadística, así como la de hacerle seguimiento a la aplicación de los acuerdos aprobados y a las tareas encargadas por la Conferencia.

El Comité Ejecutivo está integrado por el presidente y seis países miembros, quienes son elegidos entre las naciones que hacen parte de la Comisión.

La reunión inició el 25 de julio y culminó ayer.

CRÉDITO. Consumidores deben revisar su capacidad de pago

Banqueros recomiendan prudencia con tarjetas

Colprensa

Los usuarios del sistema financiero deben manejar con prudencia sus compras con dinero plástico en los próximos meses, para evitar que el alza de los intereses les cause 'dolores de cabeza'.

Así lo recomendaron banqueros y analistas del sistema financiero, frente a los mayores costos que empieza a registrar el crédito de consumo en Colombia.

Si bien todavía no se registran devoluciones de tarjetas de crédito, los banqueros consideran que el aumento de las tasas no debe generar pánico.

El presidente del Banco Colpatria, Santiago Perdomo, señaló que la clave es saber diferir el pago. "No hay que tenerle miedo a pagar un producto en varios plazos porque eso baja el valor de las cuotas y brinda margen de maniobra".

Por su parte el director de Promoción de la Red Comercial de Bbva Colombia, Alfonso Cortés, afirmó que los consumidores deben poner en una balanza los ingresos y egresos para conocer la capacidad de respuesta a sus obligaciones.

"Es importante que los hogares no las utilicen en cubrir gastos mensuales como pago de servicios públicos o el mercado, porque cada mes aumentará la deuda", explicó.

Las tasas de interés de las tarjetas ha venido en ascenso, debido a varios factores: por un lado el continuo reajuste que el Emisor ha hecho a sus tasas de intervención, los mayores encajes que deben hacer los bancos para prevenir los efectos de un aumento de la morosidad y la decisión de la Superfinanciera de aumentar la tasa de usura aplicable a este canal.

De acuerdo con los reportes del sistema financiero, el crecimiento de las tasas de interés del dinero plástico está provocando que el público guarde las tarjetas. El saldo de la cartera de consumo empezó a registrar una desaceleración: al cierre del primer trimestre crecía 48%, pero entre enero y junio lo hace a 43%.

Evolución de las tasas bancarias de colocación en el 2007
(En porcentaje promedio para créditos de consumo)


24
22
20
18
16
18,77
19,09
19,74
20,40
21,51
21,35
21,73
21,88
22,59
Marzo III semana
Abril II semana
Abril IV semana
Mayo II semana
Mayo IV semana
Junio I semana
Junio II semana
Junio IV semana
Julio IV semana

Fuente: Superfinanciera - Banco de la República   Gráfico | EL PAÍS

LATINOAMÉRICA. Cepal lanza voz de alerta

Bonanza económica no redujo la pobreza

Agencia EFE

La economía latinoamericana mantendrá un crecimiento alto por quinto año consecutivo, pero aún existen 205 millones de pobres, de los cuales 79 millones viven en la indigencia, dijo el secretario ejecutivo de la Cepal, José Luis Machinea.

Machinea recordó que América Latina crecerá un 5% este año, la mayor cifra en las últimas dos décadas, y un 4,6% en el 2008.

"En los últimos cuatro años la región ha crecido más y mejor que en años pasados, y hemos reducido los niveles del desempleo del 11% a 8,3% este año, también se ha reducido la pobreza, especialmente la pobreza extrema", indicó Machinea.

No obstante, aseguró que estos cuatro años de bonanza no son suficientes para arreglar los problemas estructurales de la región, pues se mantiene en la pobreza al 38% de la población (205 millones de personas, de los cuales 79 millones viven en la indigencia).

"Aunque estamos mejor que hace cuatro años, los niveles de pobreza e indigencia son insostenibles", señaló Machinea.

Añadió que esta situación genera demandas sociales y políticas de las naciones "con un sentido de urgencia y hace que esta discusión sea más relevante que nunca".

Por su parte, el secretario general iberoamericano y ex presidente del Banco Interamericano de Desarrollo, BID, Enrique Iglesias, explicó que América Latina está a punto de cerrar uno de los quinquenios más productivos de los últimos 25 años, "y pareciera que va a continuar".

Iglesias indicó que esta situación permitirá un crecimiento más acelerado, atender más rápido los problemas sociales, y por este motivo la cohesión social será el tema central de la Cumbre Iberoamericana este año en Chile.

Añadió que la Secretaría General Iberoamericana, que encabeza, ha trabajado junto con Cepal en la convocatoria de tres seminarios sobre cohesión social, en México, España, Colombia y probablemente otro en Brasil para preparar el terreno de los debates y conclusiones de la Cumbre de Jefes de Estado y de Gobierno.

Economía



cifras del día

DÓLAR

TRM	
Hoy	Ayer
$1.971,80	$1.984,10

CASAS DE CAMBIO

promedio de compra $1.880

promedio de venta $1.980

EURO	
Hoy	$2.700,57
Ayer	$2.727,14

INTERÉS (E.A)	
DTF	8,38%

UVR	
Hoy	167,7770
Mañana	167,7835

CAFÉ (LIBRA)	
Hoy	US$1.2174
Ayer	US$1.2355

PETRÓLEO (BARRIL)	
Hoy	US$76,83
Ayer	US$74,95

AZÚCAR (LIBRA)	
Hoy US$ cent	10,0
Ayer US$ cent	10,2

METALES (GRAMOS)	
Oro	$42.197
Plata	$812
Platino	$81.651

PARA REGISTRAR

355.946

millones de pesos fueron los desembolsos hechos por el banco Bbva en cuanto a crédito hipotecario con corte a ...

MERCADOS. Alza de intereses determinada por el Banco de la República acentuaría la caída de la divisa

Expectativa por rumbo del dólar en segundo semestre

En teoría, la decisión del Emisor de subir sus tasas atraería más capitales foráneos al país. Sin embargo, la crisis hipotecaria de Estados Unidos podría generar el efecto contrario.

Redacción y Colprensa

Bogotá. El anuncio del Banco de la República de aumentar nuevamente sus tasas de intervención en 25 puntos básicos podría acentuar más la baja en el precio del dólar en los próximos meses.

Así lo previeron analistas económicos, quienes también advirtieron que el mercado de la divisa estadounidense seguirá marcado por fuertes movimientos especulativos.

Ese fenómeno fue el que justamente predominó ayer, en la primera jornada después de que el Emisor anunciara su decisión. El dólar tuvo una caída de $12,58 en su precio promedio y se negoció casi al borde de los $1.970.

Según los operadores del mercado cambiario, el Banco de la República ratificó que su prioridad es defender el cumplimiento de la meta de inflación de este año, para lo cual estará dispuesto a elevar las tasas de interés hasta donde sea necesario, a pesar de la presión en contra que ejercen algunos gremios como el de los banqueros.

Esa percepción llevaría a más inversionistas de corto plazo a traer sus dólares al país, con el fin de adquirir activos locales ...

... crisis hipotecaria en Estados Unidos y otras grandes economías se agudiza, podrían esperarse mayores incrementos en el precio del dólar.

Ello como consecuencia de ... inestable en los mercados internacionales", añadió Cámaro.

En lo que resta de la semana la atención de los operadores estará puesta sobre el Departamento Nacional de Estadísticas ...

El recorrido del dólar en el 2007 (Tasa Representativa del Mercado, en pesos)


2.300
2.200
2.100
2.000
1.900
1.800
2.224,12
2.210,12
2.172,60
2.154,61
2.115,56
2.019,50
1.900,68
1.896,07
1.960,61
1.954,48
1.956,05
1.928,59
1.981,58
1.912,90
1.971,80
Feb. 28
Mar. 15
Mar. 22
Abr. 12
Abr. 24
May. 15
Jun. 8
Jun. 20
Jul. 02
Jul. 13
Jul. 16
Jul. 19
Jul. 24
Jul. 27
Jul. 31

Fuente: Superfinanciera · Gráfico | El País

Antecedentes

- El pasado viernes el Banco de la República decidió elevar las tasas de interés con las que hace préstamos de corto plazo al sistema financiero. Las tasas pasaron de 9% a 9,25%.
- Esta fue la séptima alza decretada por el Banco este año.
- El Emisor pretende frenar la dinámica del crédito y también controlar la expansión de la demanda, que ha crecido 11% en el presente año.
- El Banco busca asegurar el cumplimiento la meta de inflación del 2007, fijada en 4,5%.

El número

23

pesos ...

EXPORTACIONES.

El BID patrocinará las Pymex del país

Agencia EFE

El Fondo Multilateral de Inversiones, Fomin, del Banco Interamericano de Desarrollo, donará US$848.412 a un programa de apoyo integral para ayudar a las pequeñas y medianas empresas exportadoras de Colombia a acceder al mercado de Estados Unidos.

El objetivo es establecer un modelo para que estas empresas, conocidas como Pymex, entiendan y aprovechen las oportunidades del mercado estadounidense.

Durante el programa se espera informar a las pequeñas y medianas empresas sobre las posibilidades de nuevos negocios y seleccionar a las que tengan capacidad de exportar.

A estas empresas se les proporcionarán servicios de diagnóstico y asesoría técnica para que puedan cumplir los requisitos de exportación a EE.UU. y se les instruirá en el uso de tecnologías de la información y la comunicación.

"Las Pymex colombianas afrontan muchos retos a la hora de exportar por no conocer a fondo los aspectos técnicos ni las regulaciones internacionales de Estados Unidos. Ante la magnitud de estos requisitos, algunas desisten de exportar", dijo la jefa de equipo del BID, Chris- ...

FILE No. 823437

RECEIVED
2007 AUG -8 A 6:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 3

Profit or Loss project to be submitted to the Assembly Meeting

The Board of Directors approved the profit distribution, as of June 30, 2007, that will be available to the General Assembly Meeting of Common Shareholders.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JANUARY - JUNE 2007

Profit before tax		$ 110,303,095,862.08
Less: tax provisions		5,040,000,000.00
Profit after tax [1]		105,263,095,862.08
To release reserve for future distributions (Non-Taxable) [2]:		31,494,307,190.39
To release reserves for future distribution (Taxable) :		158,082,846,462.15
Profit at the disposal of the Assembly :		**$ 294,840,249,514.62**
Reserve on investment valuation Dec 2336 /95	$ -	
Reserve for future distribution	$ 182,810,660,193.42	
Dividend in cash of $677,4. per share over 154.884.915 common shares and 10.496.823 non-voting preferred dividend subscribed and paid in shares as of June 30, 2007. This dividend is paid in six monthly allotments of $112.9 each, and payable within the first five days of each month as of October 1, 2007 [3].	$ 112,029,589,321.20	
EQUAL AMOUNTS	**$ 294,840,249,514.62**	**$ 294,840,249,514.62**

[1] From the profit of the first semester 2007 $87,307,939,219.9 is not taxable.

[2] This reserve is used along with the non taxed profit for dividend distribution.

[3] All the dividends to be distributed are not taxable.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
ENERO - JUNIO DE 2007

Utilidad antes de impuestos		$ 110,303,095,862.08
Menos: provisión de impuestos		5,040,000,000.00
Utilidad del ejercicio después de impuestos[1]:		105,263,095,862.08
Liberar reserva futuros repartos (No Gravable) [2]:		31,494,307,190.39
Liberar reserva futuros repartos (Gravable) :		158,082,846,462.15
Utilidad a disposición de la Asamblea :		$ 294,840,249,514.62
Reserva sobre valoración de inversiones Dec 2336 /95	$ -	
Reserva para futuros repartos	$ 182,810,660,193.42	
Dividendo en efectivo de $677,4 por acción sobre las 154.884.915 acciones ordinarias y las 10.496.823 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a junio 30 de 2007. Este dividendo se cancelará en seis cuotas mensuales de $112,9 cada una, pagaderas dentro de los cinco primeros dias de cada mes a partir del 1° de octubre de 2007 [3].	$ 112,029,589,321.20	
SUMAS IGUALES	**$ 294,840,249,514.62**	**$ 294,840,249,514.62**

[1] Del total de la uitilidad del primer semestre de 2007 $87,307,939,219.9 no son gravados.

[2] Esta reserva se emplearia junto con la utilidad no gravada para la distribución de dividendos.

[3] La totalidad de los dividendos a repartir no son gravados.

END